 Exhibit 99.1

For Immediate Release

TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES THIRD QUARTER 2016

FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA (November 9, 2016) - Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces its financial and operating results for the three and nine months ended September 30, 2016. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management’s Discussion and Analysis (the “MD&A”) for the three and nine months ended September 30, 2016 and 2015. Bellatrix's unaudited condensed consolidated financial statements and notes, and the MD&A are available on Bellatrix's website at www.bellatrixexploration.com, and are filed on SEDAR at www.sedar.com.

THIRD QUARTER 2016 HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Total revenue (1)	56,524	82,066	159,967	261,193
Funds flow from operations (1)	10,556	26,598	32,479	79,833
Per basic share (2)	$0.05	$0.14	$0.16	$0.42
Per diluted share (2)	$0.05	$0.14	$0.16	$0.42
Cash flow from operating activities	2,425	22,015	20,432	61,042
Per basic share (2)	$0.01	$0.11	$0.10	$0.32
Per diluted share (2)	$0.01	$0.11	$0.10	$0.32
Adjusted net loss (1)	(12,718)	(6,860)	(61,001)	(37,261)
Per basic share (2)	($0.06)	($0.04)	($0.30)	($0.19)
Per diluted share (2)	($0.06)	($0.04)	($0.30)	($0.19)
Net loss	(13,907)	(50,460)	(49,753)	(87,577)
Per basic share (2)	($0.06)	($0.26)	($0.24)	($0.46)
Per diluted share (2)	($0.06)	($0.26)	($0.24)	($0.46)
Capital - exploration and development	17,235	19,578	54,019	138,376
Capital - corporate assets	4	177	58	3,288
Property acquisitions	3	-	4	749
Capital expenditures - cash	17,242	19,755	54,081	142,413
Property dispositions - cash	(116,023)	(8,496)	(193,852)	(10,307)
Total net capital expenditures - cash	(98,781)	11,259	(139,771)	132,106
Property acquisitions - non-cash	-	-	29,178	-
Other non-cash items	784	2,465	2,337	6,019
Total capital expenditures - net (1)	(97,997)	13,724	(108,256)	138,125
Bank debt	119,728	341,030	119,728	341,030
Senior Notes	316,529	320,709	316,529	320,709
Convertible Debentures	36,950	-	36,950	-
Adjusted working capital deficiency (1)	24,858	61,715	24,848	61,715
Total net debt (1)	498,065	723,454	498,065	723,454
Total assets	1,528,077	2,160,522	1,528,077	2,160,522
Total shareholders’ equity	829,518	1,165,587	829,518	1,165,587

SELECTED OPERATING RESULTS		Three months ended September 30,		Nine months ended September 30,
		2016	2015	2016	2015
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	9,652	11,993	10,251	12,036
Natural gas	(mcf/d)	148,539	169,704	160,189	177,917
Total oil equivalent	(boe/d) (3)	34,409	40,277	36,949	41,689
Average realized prices
Crude oil and condensate	($/bbl)	50.08	51.59	45.90	55.94
Crude oil and condensate (including risk management (4))	($/bbl)	49.17	54.00	45.32	57.14
NGLs (excluding condensate)	($/bbl)	10.53	11.03	11.34	14.59
Crude oil, condensate and NGLs	($/bbl)	23.87	25.57	23.56	31.92
Natural gas	($/mcf)	2.47	3.24	1.97	3.04
Natural gas (including risk management (4))	($/mcf)	2.74	3.04	2.49	3.00
Total oil equivalent	($/boe) (3)	17.36	21.27	15.09	22.21
Total oil equivalent (including risk management (4))	($/boe) (3)	18.46	21.12	17.28	22.37

Net wells drilled		2.3	5.4	8.0	11.4

Selected Key Operating Statistics
Operating netback (1)	($/boe) (3)	7.09	11.72	5.67	10.84
Operating netback (1) (including risk management (4))	($/boe) (3)	8.18	11.58	7.87	11.01
Transportation expense	($/boe) (3)	0.86	1.34	0.89	1.27
Production expense	($/boe) (3)	8.69	7.38	8.16	8.18
General & administrative expense	($/boe) (3)	1.74	1.34	1.47	1.67
Royalties as a % of sales (after transportation)		7%	9%	8%	13%
COMMON SHARES
Common shares outstanding (5)		237,791,252	191,963,910	237,791,252	191,963,910
Weighted average shares (2)		226,641,921	191,963,910	204,207,551	191,959,099
SHARE TRADING STATISTICS
TSX and Other (6)
(CDN$, except volumes) based on intra-day trading
High		1.44	3.30	1.99	4.46
Low		0.96	1.80	0.96	1.80
Close		1.13	2.04	1.13	2.04
Average daily volume		2,433,078	1,667,953	2,350,541	2,143,204
NYSE
(US$, except volumes) based on intra-day trading
High		1.11	2.57	1.48	3.81
Low		0.75	1.38	0.75	1.38
Close		0.85	1.52	0.85	1.52
Average daily volume		614,815	783,798	1,104,243	800,899

(1) The terms “funds flow from operations”, “funds flow from operations per share”, “adjusted net profit (loss)”, “total net debt”, “operating netbacks”, “total capital expenditures - net”, “adjusted working capital deficiency (excess)”, and “total revenue" do not have standard meanings under generally accepted accounting principles (“GAAP”). Refer to “Non-GAAP measures” disclosed at the end of this Press Release.

(2) Basic weighted average shares for the three and nine months ended September 30, 2016 were 226,641,921 (2015: 191,963,910) and 204,207,551(2015: 191,959,099), respectively.

In computing weighted average diluted loss per share, weighted average diluted adjusted net loss per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three and nine months ended September 30, 2016, a total of nil (2015: nil) and nil (2015: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of nil (2015: nil) and nil (2015: nil) common shares issuable on conversion of the Convertible Debentures (as defined below) were added to the denominator for the three and nine month periods resulting in diluted weighted average common shares of 226,641,921 (2015: 191,963,910) and 204,207,551 (2015: 191,959,099), respectively.

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(3) A boe conversion ratio of 6 mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

(4) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

(5) Fully diluted common shares outstanding for the three and nine months ended September 30, 2016 were 281,682,719 (2015: 205,157,409). This includes 13,027,267 (2015: 13,193,499) of share options outstanding and 30,864,200 (2015: nil) of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $1.62 per share.

(6) TSX and Other include the trading statistics for the Toronto Stock Exchange (“TSX”) and other Canadian trading markets.

PRESIDENT’S MESSAGE

Since the first quarter of 2016, Bellatrix has reduced outstanding bank debt by 79%, improving the Company’s financial position and liquidity, and allowing the Company to resume profitable development of its Spirit River liquids-rich natural gas play during the third quarter. From May through early November 2016, Bellatrix has generated $325 million in gross proceeds through a series of disposition and financing transactions that have improved the Company’s balance sheet, reduced financing charges and interest costs, and alleviated financial constraints on development and project planning, all while preserving the Company’s core asset base.

Subsequent to the end of the third quarter of 2016, Bellatrix completed the previously announced $47 million non-core asset disposition in the greater Pembina area of Alberta (the "Pembina asset sale") to InPlay Oil. Corp (“New InPlay”), a TSX listed public company. Pursuant to the Pembina asset sale, the Company received approximately $42 million in cash and 2,171,667 common shares of New InPlay with a deemed value of $5 million. The net cash proceeds from the Pembina asset sale were used to reduce outstanding bank debt, including repayment in full of the non-revolving term loan previously outstanding.

Concurrent with the closing of the Pembina asset sale, Bellatrix also completed the November semi-annual borrowing base redetermination and the renewal of its syndicated revolving credit facilities (the "Credit Facilities"). Effective upon the closing of the Pembina asset sale, the total commitments under the Credit Facilities were set at $130 million, comprised of a $25 million operating facility provided by a Canadian bank and a $105 million syndicated facility provided by nine financial institutions. During the third quarter of 2016, the maturity date of the Credit Facilities was extended from July 1, 2017 to October 1, 2017, which maturity date may be further extended for a period of up to three years with the consent of the lenders. The next regularly scheduled borrowing base redetermination is expected to take place in May of 2017 following completion of the Company’s year-end independent reserves evaluation. Other than the $75 million currently outstanding on the Credit Facilities, the Company has no debt maturities until 2020 and 2021.

Bellatrix resumed its drilling and completion activity in July, following the end of the seasonal spring break-up period. The Company drilled four gross (2.3 net) Spirit River liquids-rich natural gas wells in the third quarter and invested 72% of total exploration and development capital during the quarter towards drilling and completion projects. Optimization initiatives continued with recompletion efforts and wellbore cleanouts directed at low cost production and reserve additions, which has resulted in further attenuation of the base corporate decline rate. Third quarter 2016 production averaged 34,409 boe/d (72% natural gas weighted), exceeding the midpoint of second half 2016 average production guidance of 34,000 boe/d, providing visibility for the Company to meet its full year average production guidance target of 36,000 boe/d (+/- 500 boe/d).

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CONTINUING TO DELIVER ON GUIDANCE

Bellatrix drilled a total of 15,669 meters across four gross (2.3 net) horizontal wells in the quarter. Operational efficacy was sustained in the third quarter as Bellatrix continued to drive industry leading spud to on-production timing of 35 days for its Spirit River program. All four wells drilled in the third quarter have been placed on production and have been benefitting from a 67% improvement in AECO daily index natural gas prices in the third quarter compared with the second quarter 2016. Bellatrix proactively mitigated the potential impact on production volumes from planned and unplanned maintenance activities at a number of third party natural gas processing plants, including the impact during September, when seven of the eight processing facilities Bellatrix produces to in the greater Ferrier area were down for turnaround periods ranging from three to ten days. Additionally, Bellatrix’s active management of nominations during periods of restricted firm capacity on the Nova Gas Transmission Ltd. (“NGTL”) system have consistently optimized production volumes during periods of overall constraint for industry producers.

Utilization remained strong at the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant at Alder Flats (the "Alder Flats Plant") in the third quarter of 2016, contributing to an average capacity utilization rate achieved over the trailing twelve month period of 96%. Bellatrix completed the installation and migration of its Distributed Control System (“DCS”) in September, providing enhanced reliability and operational control. The Alder Flats Plant continues to provide strategic benefits to Bellatrix including reduced operating costs, deep-cut liquids extraction capabilities, and reliability of processing including the ability to re-direct additional natural gas volumes to the Alder Flats Plant during periods of third party facility constraints and unplanned downtime.

COST SUPPRESSION ACHIEVEMENTS

Through the first nine months of 2016, Bellatrix has contained and reduced costs in response to continued weak commodity prices. These efforts have mitigated the precipitous impact of weaker year over year natural gas prices as evidenced by the AECO daily index price which averaged $1.85/mcf over the nine month period ending September 30, 2016, a decline of 33% compared with the same period of 2015. The cost suppression achievements made to date have also reduced the impact from WTI oil prices that have declined 19% in the nine months ended September 30, 2016 compared with the similar nine month period in 2015.

Cost reductions and achievements are evident across all areas of our business when comparing the first nine months of 2016 with the comparable period of 2015, including:

•	Average estimated capital costs for drilling, completing, equipping, and tie-in activity for Spirit River wells drilled in the first nine months of 2016 was $3.7 million, representing a reduction of 12% from an average of $4.2 million all-in capital costs for Spirit River wells drilled in the comparable period in 2015.
•	Net general and administrative (“G&A”) expenses of $1.47/boe in the nine months ending September 30, 2016 have decreased from $1.67/boe in the comparable 2015 period, representing a 12% reduction. More important, the gross G&A expenditures have decreased by $8.3 million for the first nine months of 2016 compared to the same period in 2015, representing a 25% reduction.
•	Royalty expenses of $1.08/boe over the first nine months of 2016 represent a reduction of 59% from $2.66/boe in the comparable nine month period in 2015, reflecting lower commodity prices year over year, and include increased gas cost allowance (“GCA”) credits associated with prior period infrastructure and facilities investments by Bellatrix.
•	Transportation expenses of $0.89/boe in the first nine months of 2016 were reduced 30% compared with $1.27/boe in the comparable 2015 period, demonstrating the long term benefit of pipeline infrastructure investment in 2015 that has structurally reduced transportation costs for transferring liquids volumes from major compression facilities to processing facilities.
•	Production expenses of $8.16/boe during the nine months ended September 30, 2016 were relatively unchanged versus the $8.18/boe in the comparable 2015 period, however, cost containment efforts year to date have mitigated increased costs associated with facility dispositions in 2016, as well as an 11% reduction in average production volumes over the comparable periods.
•	Interest and financing charges over the three months ended September 30, 2016 of $10.9 million are a 13% reduction from the comparable three month period in 2015. The reduced charges in part reflect the reduction in bank debt levels over the comparable periods.
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STRONG RISK MANAGEMENT PORTFOLIO

Underpinning Bellatrix’s strategic planning process is an active risk management policy providing reduced commodity price volatility and greater predictability of future revenue and cash flow. The risk management program in place over the first nine months of 2016 has added $0.52/mcf of value to the average corporate natural gas realized price thereby providing enhanced revenue and cash flow.

Bellatrix remained active in the third quarter of 2016 bolstering its 2017 risk management protection to approximately 62% of gross natural gas volumes hedged at an average fixed price of approximately $3.34/mcf, up from the approximate 35% hedged level as reported in early August 2016.

As at November 8, 2016 Bellatrix had approximately 57% of fourth quarter 2016 gross natural gas volumes hedged at an average fixed price of approximately $3.02/mcf, based upon second half 2016 average production volume guidance of 34,000 boe/d (73% natural gas weighted).

At November 1, 2016, the 2018 AECO forward strip had improved modestly compared with forward strip pricing three months prior on August 1, 2016. Management continues to actively monitor market pricing with the intent to further enhance Bellatrix’s level of risk management protection by initializing a base level of 2018 risk management protection over the next several quarters.

As at November 8, 2016, Bellatrix was party to a series of commodity price risk management contracts for 2016 and 2017 as summarized below:

Product	Financial Contract	Period	Volume	Average Price (1)
Natural gas	Fixed price swap	October 1, 2016 to December 31, 2016	84.3 MMcf/d	$3.02/mcf
Natural gas	Fixed price swap	January 1, 2017 to December 31, 2017	92.7 MMcf/d	$3.34/mcf
Crude oil	WTI basis swap (2)	October 1, 2016 to December 31, 2016	1,500 bbl/d	US$4.05/bbl

(1) The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.6Mj/m3.

(2) Settled on the monthly average Mixed Sweet Blend (“MSW”) Differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

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OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Production volumes in the third quarter of 2016 averaged 34,409 boe/d (72% natural gas weighted). Production volumes in the quarter reflect expected natural production declines partially offset by resumed drilling and completion activity in the third quarter following a period of curtailed drilling due to low commodity prices and the seasonal spring break-up period in the second quarter.
•	Total cash capital expenditures were $17.2 million in the third quarter of 2016 including $4.0 million invested in facilities and equipment. Capital expenditures in the quarter were focused on drilling and completion activity with four gross (2.3 net) Spirit River liquids rich natural gas wells spud during the quarter. Facilities related investment was focused principally on the Phase 2 expansion project of the Alder Flats Plant.
•	Total cash property dispositions were $116.0 million in the third quarter of 2016 reflecting the 35% minority working interest sale Alder Flats Plant (the “Alder Flats Plant Sale”) and a minor non-core property disposition.
•	Total revenue decreased by 31% to $56.5 million for the three months ended September 30, 2016, compared to $82.1 million realized in the third quarter of 2015, mainly attributable to AECO natural gas daily index prices decreasing 20% in the comparable periods and 15% lower average corporate production volumes.
•	Production expenses in the third quarter of 2016 averaged $8.69/boe, up modestly from $8.46/boe in the second quarter of 2016. The increase in production expenses between periods was primarily attributable to the addition of midstream service agreements associated with the previously announced sale of facilities and the Alder Flats Plant Sale, which has been partially mitigated by cost reductions realized through the operation of the Alder Flats Plant and continued field optimization work.
•	The corporate royalty rate in the third quarter of 2016 averaged 7% of sales (after transportation), compared with 9% in the comparative quarter of 2015. Lower average royalty rates year over year reflect the impact of lower commodity prices as well as increased GCA credits associated with prior period infrastructure and facilities investments by Bellatrix.
•	The corporate operating netback realized (after risk management) for the third quarter of 2016 was $8.18/boe, a decrease of 29% compared with $11.58/boe in the comparative quarter of 2015, but an increase of 14% compared with the second quarter of 2016. The year over year decrease in operating netback was primarily attributable to the 18% decline in total corporate realized pricing (before risk management) over the comparative periods. However, Bellatrix mitigated the impact of lower commodity prices on its realized operating netbacks through cost reductions, including lower transportation expenses, reduced royalty rates, and higher realized risk management gains in the third quarter 2016 compared with the third quarter 2015.
•	Gross G&A expenses were reduced by $0.9 million as a result of significant cost saving initiatives on discretionary G&A spending, workforce reductions and compensation expenses over the three months ending September 2016 and the 2015 comparable period. Net G&A expenses (after capitalized costs and recoveries) in the third quarter of 2016 were $5.5 million ($1.74/boe), compared to $5.0 million ($1.34/boe) in the comparative quarter of 2015. Reduced recoveries from partners associated from lower capital in 2016 as compared to 2015, resulted in modestly higher net G&A expenses in the third quarter of 2016 compared with the third quarter of 2015.
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•	Funds flow from operations generated in the three months ended September 30, 2016 was $10.6 million ($0.05 per basic and diluted share), a 17% increase compared with second quarter 2016 funds flow of $9.0 million, and a decrease of 60% from $26.6 million ($0.14 per basic and diluted share) in the third quarter of 2015. The year over year variance principally results from a 32% decline in corporate realized pricing (before risk management) over the comparative periods and an 11% decline in average production volumes, partially mitigated by lower transportation and royalty expenditures and higher realized risk management gains.
•	The Company recorded an adjusted net loss of $12.7 million in the third quarter 2016 compared to an adjusted net loss of $6.9 million in the comparable period of 2015. The adjusted net loss recorded in the third quarter of 2016 is higher than in the same period in 2015 primarily as a result of the decrease in revenue attributable to the significant reduction in commodity prices partially offset by the decreased costs related to royalties, transportation, interest, and depletion and depreciation expenses.
•	The third quarter 2016 net loss of $13.9 million compared to a net loss of $50.5 million in the third quarter of 2015. The variance in the third quarter periods was primarily due to a non-cash impairment loss on property dispositions recorded in the third quarter of 2015.
•	Total net debt of $498.1 million as at September 30, 2016, declined by $139.9 million compared with June 30, 2016 net debt of $638.0 million. The reduction in total net debt is principally related to the completion of the Alder Flats Plant Sale for gross proceeds of $112.5 million and the completion of the bought deal equity financing for gross proceeds of $30 million. The Company also reduced amounts outstanding under its Credit Facilities using the net proceeds from the issuance during the third quarter of 6.75% convertible subordinated debentures (the “Convertible Debentures”) due on September 30, 2021. Subsequent to September 30, 2016, Bellatrix completed both the Pembina asset sale and a private placement of Canadian development expense (“CDE”) flow-through common shares which combined have generated gross cash proceeds of approximately $52 million. Bellatrix used the net cash proceeds from the Pembina asset sale to reduce outstanding bank debt, including the repayment in full of the previously outstanding non-revolving term loan. Bellatrix intends to use the proceeds from the CDE flow-through financing for development drilling activity prior to calendar 2016 year end.
•	For the trailing twelve months ending September 30, 2016, Bellatrix’s Senior Debt to EBITDA (as defined below) ratio was 2.16 times, within the financial covenant of 3.5 times as permitted by the Credit Facilities.

CORPORATE RESPONSIBILITY REPORT RELEASED

Bellatrix is dedicated to achieving industry leading economic results in an environmentally responsible, compliant, and safe manner. To that end, Bellatrix is pleased to have completed its inaugural Corporate Responsibility Report which has been posted to our website at www.bellatrixexploration.com. The Corporate Responsibility Report is an extension of our ongoing commitment to enhanced disclosure and stakeholder engagement and is designed to provide context around our corporate responsibility initiatives, including how the Company’s efforts relate to the broader economic, environmental, and social conditions in which we operate. Bellatrix remains committed to safe, compliant, and environmentally responsible operations for the benefit of employees, contractors, shareholders, and the communities we operate in. The Company’s proactive approach to responsible resource development has produced the following accomplishments:

•	Achieved compliance for year one of the Inactive Well Compliance Program (“IWCP”) implemented by the Alberta Energy Regulator (“AER”) by meeting the Company’s target quota ahead of schedule.
•	In 2015, over one hundred inspections were conducted at our operations by the AER resulting in a 90% satisfactory rating as compared to an industry average rating of 75%.
•	Zero lost time injuries for employees in 2015 and zero costs recorded in 2015 for lost time claims.
•	Improved recycle rates of frac flowback water by 132% in 2015 compared with 2014 levels by optimizing timing of completions and a multi-well pad development strategy.
•	On October 1, 2016, the AER assessed Bellatrix's Liability Management Ratio ("LMR") at 9.66, more than double the industry average LMR of 4.36, and significantly above the Industry LMR threshold of 1.0 demonstrating a continued strong LMR position.

Bellatrix plans to release its Corporate Responsibility Report at least every second year with the next report scheduled for mid-year 2018.

OUTLOOK

Bellatrix continues to direct capital investment into its low cost Spirit River liquids-rich natural gas play which generates strong rates of return at current natural gas prices. Fourth quarter 2016 forecast capital expenditures of approximately $25 million includes the $10 million of eligible CDE qualifying expenses that the Company is required to incur prior to December 31, 2016 pursuant to the private placement of flow-through common shares of Bellatrix which closed on October 27, 2016. The majority of the Company's fourth quarter capital budget is expected to be invested directly in drilling, completion and tie-in activity with approximately 10% of total expenditures invested in facilities and infrastructure, the majority of which will be invested into Phase 2 of the Bellatrix Alder Flats Plant.

Second half 2016 production expenditure guidance of $9.10/boe remains unchanged, and reflects the impact from the previously announced facilities monetization transaction and the Alder Flats Plant Sale. Bellatrix expects that upon completion of Phase 2 of the Alder Flats Plant in the first half of 2018, production expenditures will realize a favourable step change reduction as a result of an incremental 30 MMcf/d ownership capacity net to Bellatrix’s 25% working interest.

Bellatrix’s second half and full year 2016 guidance forecasts remain consistent with the levels previously announced on September 19, 2016.

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	Second Half 2016 Guidance	Full Year Average 2016 Guidance
Average daily production (boe/d)
Period average production volumes (+/- 500 boe/d)	34,000	36,000
Natural gas weighting	73%	73%
Net capital spending ($ millions) (1)	$40	$77
Production expenses(2) ($/boe)	$9.10	$8.50

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) Production expenses before net processing revenue/fees and include the forecasted increase in production expense resulting from the Alder Flats Plant Sale.

The debt reduction initiatives completed to date position Bellatrix with an improved balance sheet and ability to take advantage of stronger future commodity prices and an improving macro outlook. The Company’s net bank debt including the working capital deficit has been systematically reduced by approximately $600 million compared with first quarter 2015 levels. The Spirit River liquids-rich natural gas play remains the future growth engine for the Company, underpinned by the competitive advantage afforded by infrastructure and facilities ownership and operatorship within the greater Ferrier region of west central Alberta.

Bellatrix plans on releasing its initial 2017 capital budget and forecast guidance to the market by mid-December 2016, with a continued emphasis on profitable and sustainable per share growth, and proactive capital resource management.

In summary, we have concluded one of our most active quarters with Bellatrix completing multiple transactions which have strategically repositioned the Company, reduced financing charges and interest costs, and reduced financial constraints on future project planning, all while preserving the Company’s core asset base. We will continue to deliver on our goals of providing long term sustainable value creation for shareholders.

(“Raymond G. Smith”)

Raymond G. Smith, P.Eng.

President and CEO

November 8, 2016

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OPERATIONAL REVIEW

Sales Volumes

		Three months ended September 30,		Nine months ended September 30,
		2016	2015	2016	2015
Crude oil and condensate	(bbl/d)	3,256	4,300	3,624	5,046
NGLs (excluding condensate)	(bbl/d)	6,396	7,693	6,627	6,990
Total crude oil, condensate, and NGLs	(bbl/d)	9,652	11,993	10,251	12,036
Natural gas	(mcf/d)	148,539	169,704	160,189	177,917
Total sales volumes (6:1 conversion)	(boe/d)	34,409	40,277	36,949	41,689

Sales volumes for the three months ended September 30, 2016 averaged 34,409 boe/d, a decrease of 15% from an average of 40,277 boe/d realized in the third quarter of 2015. The volume weighting for crude oil, condensate and NGLs for the three months ended September 30, 2016 was 28%, compared to 30% in the third quarter of 2015.

Sales volumes for the nine months ended September 30, 2016 averaged 36,949 boe/d, a decrease of 11% from 41,689 boe/d realized in the first nine months of 2015. Total crude oil, condensate and NGLs averaged 28% of sales volumes for the nine months ended September 30, 2016, compared to 29% in the same period in 2015.

Third quarter 2016 production averaged 34,409 boe/d (72% natural gas weighted), exceeding the midpoint of second half 2016 average production guidance of 34,000 boe/d. Bellatrix drilled four gross (2.3 net) Spirit River liquids rich wells in the quarter, all of which have been placed on production and are benefitting from a 67% improvement in AECO daily index natural gas prices in the third quarter compared with the second quarter of 2016.

Drilling Activity - 2016

	Three months ended September 30, 2016			Nine months ended September 30, 2016
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River liquids-rich natural gas	4	2.3	100%	14	8.0	100%
Total	4	2.3	100%	14	8.0	100%

Drilling Activity - 2015

	Three months ended September 30, 2015			Nine months ended September 30, 2015
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	0	0.0	-	3	1.2	100%
Spirit River liquids-rich natural gas	12	5.4	100%	19	10.2	100%
Total	12	5.4	100%	22	11.4	100%

Bellatrix’s drilling activity in the three and nine months ended September 30, 2016, was weighted 100% towards liquids-rich natural gas wells. Three operated Spirit River liquids-rich gas wells were drilled under Bellatrix’s joint venture with Grafton in the nine months ended September 30, 2016. The Company has continued its focus in the Spirit River liquids-rich natural gas play in response to ongoing suppressed oil prices in the global market, and to take advantage of processing capacity at the Alder Flats Plant. Fourth quarter 2016 forecast capital expenditures of approximately $25 million includes the $10 million of eligible CDE qualifying expenses pursuant to the flow-through financing which closed on October 27, 2016 and will be focused on development drilling in the high impact Spirit River play.

In the three months ended September 30, 2015, Bellatrix drilled and/or participated in 12 gross (5.4 net) Spirit River liquids-rich gas wells. During the nine months ended September 30, 2015, Bellatrix drilled and/or participated in 22 gross (11.4 net) wells, consisting of 3 gross (1.2 net) Cardium light oil horizontal wells and 19 gross (10.2 net) Spirit River liquids-rich gas wells.

9

Capital Expenditures

During the nine months ended September 30, 2016, Bellatrix invested $54.0 million in exploration and development capital projects, excluding property acquisitions and dispositions, compared to $138.4 million in the same period in 2015.

Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,
($000s)	2016	2015	2016	2015
Lease acquisitions and retention	842	1,514	1,867	3,581
Geological and geophysical	25	20	78	646
Drilling and completion costs	12,395	15,944	39,963	55,829
Facilities and equipment	3,973	2,100	12,111	86,959
Property transfers - cash	-	-	-	(8,639)
Capital - exploration and development (1)	17,235	19,578	54,019	138,376
Capital - corporate assets (2)	4	177	58	3,288
Property acquisitions	3	-	4	749
Total capital expenditures - cash	17,242	19,755	54,081	142,413
Property dispositions - cash	(116,023)	(8,496)	(193,852)	(10,307)
Total net capital expenditures - cash	(98,781)	11,259	(139,771)	132,106
Property acquisitions - non-cash	-	-	29,178	-
Other - non-cash (3)	784	2,465	2,337	6,019
Total non-cash	784	2,465	31,515	6,019
Total capital expenditures - net (4)	(97,997)	13,724	(108,256)	138,125

(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2) Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

(3) Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.

(4) Total capital expenditures - net is considered to be a non-GAAP measure. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

Bellatrix focused its capital activity in the third quarter of 2016 on drilling and completion activity within the Spirit River formation, as well as facilities and equipment expenditures related to the development of Phase 2 of the Alder Flats Plant. Bellatrix continues to advance the Phase 2 expansion project of the Alder Flats Plant which is expected to more than double the inlet capacity of the Plant from 110 MMcf/d currently to 230 MMcf/d. The project remains on time and budget, and is scheduled for completion in the first half 2018 at a remaining net estimated cost to Bellatrix of approximately $40.6 million which includes the amount represented by the prepayment of future construction costs made by Keyera (as defined below) pursuant to the Alder Flats Plant Sale.

During the three months ended September 30, 2016, Bellatrix completed the Alder Flats Plant Sale which involved the sale of a 35% minority interest in the Alder Flats Plant to Keyera Partnership ("Keyera") for cash consideration of $112.5 million. In connection with the Alder Flats Plant Sale, Bellatrix entered into a midstream services and governance agreement with Keyera pursuant to which we will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2 of the Alder Flats Plant) for a term of 10 years, and will remain the operator of the Alder Flats Plant. In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant. Following the transaction, Bellatrix maintains a 25% working interest ownership, and retains the option to reacquire a 5% interest in the Alder Flats Plant near the end of the final year of the 10 year agreement with Keyera at a cost of $8 million. A portion of the cash consideration received includes a prepayment by Keyera for 35% of the estimated future construction costs of Phase 2 of the Alder Flats Plant. Net proceeds from the sale were used to repay bank indebtedness.

Undeveloped land

At September 30, 2016, Bellatrix had approximately 253,941 net undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.

10

FINANCIAL REVIEW

Funds Flow from Operations, Cash Flow from Operating Activities, Adjusted Net Loss and Net Loss

	Three months ended September 30,		Nine months ended September 30,
($000s, except per share amounts)	2016	2015	2016	2015
Funds flow from operations	10,556	26,598	32,479	79,833
Basic ($/share)	0.05	0.14	0.16	0.42
Diluted ($/share)	0.05	0.14	0.16	0.42
Cash flow from operating activities	2,425	22,015	20,432	61,042
Basic ($/share)	0.01	0.11	0.10	0.32
Diluted ($/share)	0.01	0.11	0.10	0.32
Adjusted net loss	(12,718)	(6,860)	(61,001)	(37,261)
Basic ($/share)	(0.06)	(0.04)	(0.30)	(0.19)
Diluted ($/share)	(0.06)	(0.04)	(0.30)	(0.19)
Net loss	(13,907)	(50,460)	(49,753)	(87,577)
Basic ($/share)	(0.06)	(0.26)	(0.24)	(0.46)
Diluted ($/share)	(0.06)	(0.26)	(0.24)	(0.46)

The overall weak global commodity price environment continued through the third quarter of 2016 significantly impacting funds flow from operations and the adjusted net loss of the Company.

Management believes that, in addition to cash flow from operating activities, funds flow from operations is a useful supplemental measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred.

Bellatrix generated funds flow from operations of $10.6 million ($0.05 per basic and diluted share) in the third quarter of 2016, a decrease of 60% from $26.6 million ($0.14 per basic and diluted share) generated in the comparative 2015 period. The decrease in funds flow from operations between the third quarters of 2015 and 2016 was mainly attributable to lower realized commodity pricing and a 15% decrease in sales volumes, partially offset by decreased transportation, royalty and interest expenses. Bellatrix’s cash flow from operating activities for the three months ended September 30, 2016 decreased by 89% to $2.4 million ($0.01 per basic and diluted share) from $22.0 million ($0.11 per basic and diluted share) generated in the third quarter of 2015. Bellatrix generated funds flow from operations of $32.5 million ($0.16 per basic share and diluted share) for the nine months ended September 30, 2016, a decrease of 59% from $79.8 million ($0.42 per basic share and diluted share) generated during the first nine months of 2015. Bellatrix’s cash flow from operating activities in the first nine months of 2016 decreased by 67% to $20.4 million ($0.10 per basic share and diluted share) from $61.0 million ($0.32 per basic share and diluted share) generated in the comparative 2015 period.

Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities by excluding the after tax effect of non-deductible tax items of non-cash commodity contracts mark-to-market gains and losses, unrealized foreign exchange gains and losses, non-cash impairment charges and non-cash one time charges, as applicable, that may significantly impact net profit (loss) from period to period.

Adjusted Net Loss

	Three months ended September 30,		Nine months ended September 30,
($000s)	2016	2015	2016	2015
Net loss	(13,907)	(50,460)	(49,753)	(87,577)
Add (deduct) non-operating items:
Unrealized (gain) loss on commodity contracts	(1,042)	(7,031)	4,219	(6,420)
Unrealized (gain) loss on foreign exchange	1,967	21,524	(14,324)	27,803
Impairment	-	37,412	-	37,412
Tax impact on non-operating items (1)	264	(8,305)	(1,143)	(8,479)
Adjusted net loss	(12,718)	(6,860)	(61,001)	(37,261)
(1)	Tax impact on non-operating items after adjusting for non-deductible tax items calculated using 27% tax rate.
11

For the three and nine month periods ended September 30, 2016, Bellatrix recognized adjusted net losses of $12.7 million ($0.06 per basic and diluted share) and $61.0 million ($0.30 per basic and diluted share), compared to an adjusted net loss of $6.9 million ($0.04 per basic and diluted share) and $37.3 million ($0.19 per basic and diluted share) in the comparative 2015 periods, respectively. The variance in adjusted net loss recorded in the first nine months of 2016 compared to the same period in 2015 was primarily the result of the decrease in revenue attributable to the significant reduction in commodity prices partially offset by the decreased cash costs related to transportation, interest and depletion and depreciation expenses. For the three and nine month periods ended September 30, 2016, Bellatrix recognized net losses of $13.9 million ($0.06 per basic share and diluted share) and $49.8 million ($0.24 per basic and diluted share), compared to net losses of $50.5 million ($0.26 per basic and diluted share) and $87.6 million ($0.46 per basic and diluted share) in the comparative 2015 periods, respectively.

Operating Netback - Corporate

	Three months ended September 30,		Nine months ended September 30,
($/boe)	2016	2015	2016	2015
Sales (1)	17.86	22.15	15.80	22.95
Production	(8.69)	(7.38)	(8.16)	(8.18)
Transportation	(0.86)	(1.34)	(0.89)	(1.27)
Royalties	(1.22)	(1.71)	(1.08)	(2.66)
Operating netback before risk management	7.09	11.72	5.67	10.84
Realized risk management gain	1.09	(0.14)	2.20	0.17
Operating netback after risk management	8.18	11.58	7.87	11.01

(1) Sales includes other income

The corporate operating netback before commodity price risk management contracts for crude oil, condensate, NGLs, and natural gas during the third quarter of 2016 averaged $7.09/boe, a decrease of 40% from the $11.72/boe realized during the same period in 2015. After including commodity risk management contracts, the corporate operating netback for the three months ended September 30, 2016 was $8.18/boe compared to $11.58/boe in the third quarter of 2015.

Bellatrix’s corporate operating netback before commodity price risk management contracts for crude oil, condensate, NGLs, and natural gas during the nine months ended September 30, 2016, averaged $5.67/boe; a decrease of 48% compared to $10.84/boe in the first nine months of 2015. After including commodity risk management contracts, the corporate operating netback for the nine months ended September 30, 2016 was $7.87/boe compared to $11.01/boe in the first nine months of 2015.

Total revenue decreased by 31% to $56.5 million for the three months ended September 30, 2016, compared to $82.1 million realized in the third quarter of 2015. Total revenue from crude oil, condensate, and NGLs contributed 39% of total third quarter 2016 revenue before other income, royalties, and commodity price risk management contracts, compared to 36% in the three months ended September 30, 2015. For the nine months ended September 30, 2016, total revenue decreased 39% to $160.0 million, compared to $261.2 million in the comparative 2015 period. Total revenue from crude oil, condensate, and NGLs contributed 43% of the first nine months of 2016 revenue before other income, royalties, and commodity price risk management contracts, compared to 42% in the comparative 2015 period. The decrease in total revenue in 2016 and the comparable periods in 2015 was primarily the result of the significant reduction in the commodity prices environment in the periods.

In the three months ended September 30, 2016, production expenses totaled $27.5 million ($8.69/boe), compared to $27.4 million ($7.38/boe) recorded in the same period of 2015. Production expenses totaled $82.6 million ($8.16/boe) for the nine months ended September 30, 2016, compared to $93.2 million ($8.18/boe) in the first nine months of 2015. The increase in production expenses on a per-boe-basis between the three month period ended September 30, 2016, and the comparative period in 2015 was primarily attributable to increased processing fees associated with the Alder Flats Plant Sale in the quarter and the facilities monetization transaction which occurred in the second quarter of 2016, which has been partially mitigated by cost reductions realized through the operation of the Alder Flats Plant and continued field optimization work. Bellatrix executed a strong optimization program in 2016, mitigating base declines and providing additional cash flow with relatively modest capital investment.

12

For the three months ended September 30, 2016, Bellatrix incurred royalties of $3.9 million, compared to $6.3 million in the third quarter of 2015. Overall royalties as a percentage of revenue (after transportation costs) in the third quarter of 2016 were 7% compared to 9% in the comparative 2015 period. For the nine months ended September 30, 2016, royalties incurred totaled $10.9 million, compared to $30.2 million incurred in the comparative 2015 period. Overall royalties as a percentage of revenue (after transportation costs) in the nine months ended September 30, 2016 were 8% compared with 13% in the first nine months of 2015. Lower average corporate royalty rates period over period includes the impact from lower commodity prices as well as increased GCA credits associated with significant infrastructure and facilities investments by Bellatrix.

In the first half of 2016, the Government of Alberta completed its oil and gas royalty review, and announced a new Modernized Royalty Framework (“MRF”) which included, for conventional activity, no changes to the royalty structure of wells drilled prior to 2017 for a 10-year period from the MRF implementation date and improved transparency concerning disclosure of royalty information. Based on the internal assessment completed, the MRF is expected to have a minimal impact on Bellatrix’s funds flow from operations.

Commodity Prices

Average Commodity Prices

	Three months ended September 30,			Nine months ended September 30,
	2016	2015	% Change	2016	2015	% Change

Exchange rate (CDN$/US$1.00)	1.3041	1.3086	0	1.3206	1.2582	5

Crude oil:
WTI (US$/bbl)	44.94	46.50	(3)	41.33	51.01	(19)
Canadian Light crude blend ($/bbl)	54.19	55.10	(2)	50.14	59.09	(15)
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	50.08	51.59	(3)	45.90	55.94	(18)
NGLs (excluding condensate)	10.53	11.03	(5)	11.34	14.59	(22)
Total crude oil and NGLs	23.87	25.57	(7)	23.56	31.92	(26)
Crude oil and condensate (including risk management (1))	49.17	54.00	(9)	45.32	57.14	(21)

Natural gas:
NYMEX (US$/mmbtu)	2.81	2.73	3	2.29	2.76	(17)
AECO daily index ($/mcf)	2.32	2.90	(20)	1.85	2.77	(33)
AECO monthly index ($/mcf)	2.20	2.80	(21)	1.85	2.80	(34)
Bellatrix’s average realized prices ($/mcf)
Natural gas	2.47	3.24	(24)	1.97	3.04	(35)
Natural gas (including risk management (1))	2.74	3.04	(10)	2.49	3.00	(17)

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

In the first nine months of 2016, the continued strength in global oil production has sustained oil inventory levels at relatively robust levels, resulting in prolonged price suppression for crude oil. North American oil inventories remain high to historical standards; however North American crude stock levels have been declining since the spring of 2016. From a Canadian producer perspective, these impacts have been partially offset by the relative weakness in the Canadian dollar compared to the United States dollar and a slight narrowing of the WTI/Canadian light crude oil differential. Both supply and demand dynamics for natural gas have begun to improve which have driven a 35% improvement in Henry Hub U.S. natural gas prices between the third and second quarters of 2016. Production of natural gas in North America has steadily declined since hitting peak levels in the first quarter of 2016, while the combination of increased power demand, liquefied natural gas exports, and U.S. exports to Mexico have increased total North American natural gas demand relative to 2015 levels. The supply and demand improvements in natural gas have led to a marked rebalancing in storage, with 2016 shoulder season levels of storage similar to those exhibited in 2015.

13

For crude oil and condensate, Bellatrix realized an average price of $50.08/bbl before commodity price risk management contracts during the three months ended September 30, 2016, a decrease of 3% from the average price of $51.59/bbl received in the third quarter of 2015. By comparison, the Canadian Light crude blend price decreased by 2% and the average WTI crude oil benchmark price decreased by 3% between the third quarters of 2015 and 2016. For crude oil and condensate, Bellatrix realized an average price of $45.90/bbl before commodity price risk management contracts during the nine months ended September 30, 2016, a decrease of 18% from the average price of $55.94/bbl received in the first nine months of 2015. In comparison, the Canadian Light price decreased by 15% and the average WTI crude oil benchmark price decreased by 19% between the first nine months of 2015 and 2016.

Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 5% to $10.53/bbl during the third quarter of 2016, compared to $11.03/bbl received in the three months ended September 30, 2015. NGL pricing in Western Canada remains challenged given individual market conditions for products such as propane and butane. Butane and propane pricing have been negatively impacted by increased supply from key United States natural gas plays. Propane has also been impacted by logistical issues in Western Canada which has hindered deliveries to major demand markets. Propane inventories remain high across North America. Realized propane prices improved in the third quarter as seasonal demand had risen in key markets. Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 22% to $11.34/bbl during the nine months ended September 30, 2016, compared to $14.59/bbl received in the first nine months of 2015.

Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the daily AECO index. During the three months ended September 30, 2016, the AECO daily reference price decreased by 20% and the AECO monthly reference price decreased by approximately 21% compared to the third quarter of 2015. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the third quarter of 2016 decreased by 24% to $2.47/mcf compared to $3.24/mcf in the same period in 2015. During the first nine months of 2016, the AECO daily reference price decreased by 33% and the AECO monthly reference price decreased by 34% compared to the same period in 2015. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the nine months ended September 30, 2016 decreased by 35% to $1.97/mcf compared to $3.04/mcf in the first nine months of 2015.

Long Term Debt

Bank Debt

The total commitments under the Credit Facilities were set on July 15, 2016 at $365 million, comprised of a $210 million revolving facility with a maturity date of July 1, 2017 (the “Revolving Facility”) and the $155 million term facility with a maturity date of November 11, 2016 (the “Term Facility”). On August 9, 2016, following the completion of the $112.5 million Alder Flats Plant Sale, the $30 million offering of subscription receipts (which were subsequently converted into common shares of Bellatrix), the $50 million offering of Convertible Debentures and the application of the net proceeds therefrom, the Revolving Facility was reduced to $160 million and the amount outstanding under the Term Facility reduced to approximately $13 million. Subsequent to the third quarter, the Company fully repaid all amounts owing under the Term Facility by utilizing cash received from its operations and the cash proceeds from the Pembina asset sale that closed on November 7, 2016.

Concurrent with the closing of the Pembina asset sale, the Company completed its semi-annual borrowing base redetermination and the renewal of its Credit Facilities. Effective upon closing of the Pembina asset sale, total commitments under the Credit Facilities were set at $130 million, comprised of a $25 million operating facility provided by a Canadian bank and a $105 million syndicated facility provided by nine financial institutions, subject to a borrowing base test. During the third quarter of 2016, the maturity date of the Credit Facilities was extended from July 1, 2017 to October 1, 2017, which maturity date may be further extended for a period of up to three years with the consent of the lenders. The borrowing base is subject to redetermination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination expected to be completed on or before May 31, 2017. With the semi-annual redetermination and the Pembina asset sale completed, Bellatrix maintains approximately $55 million of available capacity based on current bank debt outstanding of approximately $75 million (excluding letters of credit).

14

At September 30, 2016, the Credit Facilities include a single financial covenant being the Company’s Senior Debt to EBITDA ratio must not exceed 3.5 times for the fiscal quarters ending on or before March 31, 2017 (“Senior Debt Covenant”). Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio will reduce to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). As at September 30, 2016, the Senior Debt to EBITDA ratio was 2.16 times.

Senior Notes

At September 30, 2016, the Company has outstanding US$250 million of 8.50% senior unsecured notes maturing on May 15, 2020 (the “Senior Notes”). Interest on the Senior Notes is payable semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices.

Convertible Debentures

On August 9, 2016, Bellatrix issued and sold $50 million principal amount of 6.75% convertible subordinated debentures (the “Convertible Debentures”) due on September 30, 2021 (the “Maturity Date”). Interest on the Convertible Debentures is payable semiannually in arrears on September 30 and March 31 of each year commencing September 30, 2016. The Convertible Debentures are convertible at the option of the holder at any time prior to the Maturity Date at a price of $1.62 per share (the “Conversion Price”), representing a conversion rate of approximately 617.2840 common shares per $1,000 principal amount of Convertible Debentures. The Convertible Debentures are redeemable by Bellatrix on and after September 30, 2019 at a redemption price equal to the principal amount plus accrued and unpaid interest thereon, provided that the current market price of the common shares is not less than 125% of the Conversion Price. On and after September 30, 2020, the Convertible Debentures are redeemable by Bellatrix at a redemption price equal to the principal amount plus accrued and unpaid interest thereon. Under certain circumstances, the Company may elect to satisfy its obligation to repay, in whole or in part, the principal amount of the Convertible Debentures upon redemption or maturity by issuing Bellatrix common shares to the holders of the Convertible Debentures. Payment for such Convertible Debentures would be satisfied by delivering that number of common shares obtained by dividing the principal amount of the Convertible Debentures which are to be redeemed or which will mature by 95% of the current market price of the common shares on the redemption date or maturity date, as applicable.

Notes:

(1) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the Credit Facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended September 30, 2016 was $93.3 million.

(2) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Company. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements and net working capital deficiency (excess), calculated as working capital deficiency excluding current commodity contract assets and liabilities. Senior Debt at September 30, 2016 was $201.7 million.

CONFERENCE CALL INFORMATION

A conference call to discuss Bellatrix’s third quarter financial and operational results will be held on November 9, 2016 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available until November 16, 2016 by calling 1-855-859-2056 or 403-451-9481 and entering passcode 9374742 followed by the pound sign.

15

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development, and production of oil and natural gas reserves in the provinces of Alberta, British Columbia, and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BXE”. For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

NON-GAAP measures

This press release contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to the non-GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

“Total net debt” and “adjusted working capital deficiency (excess)” are considered to be non-GAAP measures. Therefore reference to the non-GAAP measures of total net debt or adjusted working capital deficiency (excess) may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess), the liability component of the Convertible Debentures, current bank debt and long-term debt. The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation, and the current portion of bank debt (Term Facility). Management believes these measures are useful supplementary measures of the total amount of current and long-term debt. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found in the MD&A.

“Total revenue” is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total revenue may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management.

“Operating netbacks”, “adjusted net profit (loss)”, and “total capital expenditures - net” are considered to be non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. Adjusted net profit (loss) is calculated by excluding the after tax effect after adjusting for non-deductible tax items, of non-cash commodity contracts mark-to-market gains and losses, unrealized foreign exchange gains and losses, non-cash impairment charges and non-cash one time charges, as applicable, impacting net profit (loss). Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix’s liquidity and its ability to generate funds to finance its operations.

16

FORWARD LOOKING STATEMENTS

Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “remain”, “focus”, “believe”, “will”, “position”, “opportunity”, “maintain”, “continue”, “plan”, “future”, “strive”, “committed”, “expect”, “estimate”, “assume”, “target”, “forecast”, “intend”, “strategy”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management’s assessment of future plans, full-year 2017 average production guidance, second half 2016 average production volume guidance, the intention of management to continue to actively monitor market pricing with the intent to further enhance Bellatrix’s level of risk management protection by initializing a base level of 2018 risk management protection over the next several quarters, Bellatrix's intention to continue to direct capital investment into its Spirit River liquids-rich natural gas play, expected fourth quarter 2016 capital expenditures including the amount of such expenditures to be incurred on eligible CDE qualifying expenses, second half 2016 production expenditure guidance, Bellatrix's expectation that upon completion of Phase 2 of the Alder Flats Plant production expenditures will improve, the expected timing of completion of Phase 2 of the Alder Flats Plant, the expectation that debt reduction initiatives completed to date will position Bellatrix to take advantage of stronger future commodity prices and an improving macro outlook, the expectation that the Spirit River liquids-rich natural gas play will drive future growth for the Company, Bellatrix's plan to release its initial 2017 budget and forecast guidance to the market by mid-December 2016, the intention of the Company to continue to focus on profitable and sustainable per share growth, and proactive capital resource management, the intent of the Company to continue to deliver on our goals of providing long term sustainable value creation for shareholders of the Company and expectations relating to future commodity prices, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on November 8, 2016 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit, any inability to repay any debt of the Company when due, any inability to satisfy the covenants in the Credit Facilities, any reduction in the borrowing base of the Credit Facilities below levels of outstanding debt under such Credit Facilities, and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the continued availability of funds under the Credit Facilities; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; ability to generate sufficient cash to repay debt of the Company when due; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports (including, without limitation, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2015) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

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